EXHIBIT 99.14

Execution Version
FORBEARANCE AND FOURTH AMENDING AGREEMENT
TO
AMENDED AND RESTATED CREDIT AGREEMENT
BETWEEN:
PENGROWTH ENERGY CORPORATION
(AS BORROWER)
- and -
THE FINANCIAL INSTITUTIONS
AND OTHER PERSONS NAMED ON THE SIGNATURE PAGES HERETO
(IN THEIR CAPACITIES AS LENDERS)
- and -
ROYAL BANK OF CANADA
(AS ADMINISTRATIVE AGENT)
- and -
RBC CAPITAL MARKETS
(AS LEAD ARRANGER AND SOLE BOOKRUNNER)
- and -
BANK OF MONTREAL
(AS SYNDICATION AGENT)
- and -
THE BANK OF NOVA SCOTIA,
CANADIAN IMPERIAL BANK OF COMMERCE and
THE TORONTO-DOMINION BANK
(AS CO-DOCUMENTATION AGENTS)
November 14, 2019

FORBEARANCE AND FOURTH AMENDING AGREEMENT
THIS AGREEMENT is made as of November 14, 2019
BETWEEN:
PENGROWTH ENERGY CORPORATION, a corporation subsisting under the laws of the Province of Alberta (hereinafter referred to as the "Borrower"),
OF THE FIRST PART,
- and -
THE FINANCIAL INSTITUTIONS AND OTHER PERSONS NAMED ON THE SIGNATURE PAGES HERETO (hereinafter referred to collectively as the "Lenders" and individually as a "Lender"),
OF THE SECOND PART,
- and -
ROYAL BANK OF CANADA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the "Agent"),
OF THE THIRD PART.
WHEREAS the Borrower, the Agent and the Lenders are parties to the Credit Agreement;
AND WHEREAS the Borrower is proposing to complete the Arrangement Transactions pursuant to the Proceeding;
AND WHEREAS in connection with the Arrangement Transactions, the Agent and the Lenders have agreed to forbear from exercising any rights and remedies under the Credit Agreement and other Loan Documents against the Loan Parties in respect of the Specified Defaults on the terms and conditions set forth in this Agreement;
AND WHEREAS the parties hereto have agreed to forbear during the Forbearance Period and amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:
1.            Interpretation
1.1.         In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"ABCA" means the Business Corporations Act (Alberta), R.S.A., 2000, C.B-9, as amended.

"Agreement" means this agreement, as amended, modified, supplemented or restated from time to time.

"Amended Credit Agreement" means the Credit Agreement, as amended by this Agreement.
"Arrangement Agreement" means the arrangement agreement dated October 31, 2019 among Cona, Waterous Energy Fund (Canadian) LP, Waterous Energy Fund (US) LP, Waterous Energy Fund (International) LP and the Borrower, as amended and restated on November 13, 2019.
"Arrangement Transactions" means the transactions contemplated to be completed pursuant to the Arrangement Agreement and the Plan.
"Cona" means Cona Resources Ltd.
"Consent and Support Agreement" means the consent and support agreement dated as of November 14, 2019 entered into by and among, inter alios, the Borrower, Cona, the Lenders signatory thereto and the other signatories who may from time to time be party thereto, including such holders of Notes who may from time to time be party thereto.
"Credit Agreement" means the amended and restated credit agreement dated as of October 12, 2017 between the Borrower, the Lenders and the Agent, as amended by a first amending agreement made as of March 25, 2019, by a second amending agreement made as of September 30, 2019 and by a third amending agreement made as of October 31, 2019.
"Forbearance Period" has the meaning set forth in Section 3.1 hereof.

"Forbearance Terminating Event" means the occurrence of any one or more of the following events:

(a)	if the Borrower fails to observe or perform any covenant or obligation in this Agreement required on its part to be observed or performed;

(b)	the occurrence of any Event of Default other than a Specified Default;

(c)	any termination of the Consent and Support Agreement pursuant to Section 13(a), Section 13(c), Section 13(d), Section 13(e), Section 13(f) or Section 13(g) thereof;

(d)
any termination of the Consent and Support Agreement pursuant to Section 13(h) thereof by the Company against Breaching Consenting Parties (under and as defined in the Consent and Support Agreement) such that after giving effect to such termination there are no longer Consenting Parties under the Consent and Support Agreement who are Lenders that constitute Lenders having the Equivalent Amount in Canadian Dollars of Borrowings, in aggregate, of more than thirty-three and one-third percent (33-1/3%); and

(e)
any termination of the Consent and Support Agreement pursuant to Section 13(b) thereof such that after giving effect to such termination there are no longer Consenting Parties under the Consent and Support Agreement who are Lenders that constitute Lenders having the Equivalent Amount in Canadian Dollars of Borrowings, in aggregate, of more than thirty-three and one-thirds percent (33-1/3%).

"Interest and Fee Payment Deferral Period" means the period beginning on (and including) November 1, 2019 through to (and including) December 31, 2019.
"Plan" has the meaning given to such term in the Consent and Support Agreement.

"Proceeding" has the meaning given to such term in the Consent and Support Agreement on the date hereof.

"Specified Defaults" means the occurrence of any one or more of the following Defaults or Events of Default (whether or not any one or more of the following has arisen or will have arisen prior to the Maturity Date):

(a)
an Event of Default under Section 10.1(b) arising pursuant to the failure of the Borrower to pay any interest (including, if applicable, default interest) accruing on any Borrowing, any acceptance fee with respect to a Bankers' Acceptance, any issuance fee with respect to a Letter of Credit, any fronting fee with respect to a Fronted Letter of Credit, or any standby fee, in each case, which was payable or accrued during the Interest and Fee Payment Deferral Period;

(b)
an Event of Default under Section 10.1(c) of the Amended Credit Agreement arising pursuant to the Borrower commencing and/or taking any corporate or legal step in connection with the Proceeding under the ABCA;

(c)	an Event of Default under Section 10.1(e) of the Amended Credit Agreement arising pursuant to the occurrence of any Specified Note Document Default;

(d)
an Event of Default under Section 10.1(f) of the Amended Credit Agreement arising pursuant to any default under a Swap Agreement arising solely due to the occurrence of one more Specified Defaults pursuant to one or more of the other subparagraphs to this definition and the Lender or its affiliate thereof has given written notice of such default to the Borrower;

(e)
any Default arising pursuant to Section 8.1(g)(v) of the Amended Credit Agreement arising pursuant to the failure of the Borrower to provide prompt notice to the Agent of any Default or Event of Default which would otherwise be a Specified Default pursuant to one of the other subparagraphs to this definition;

(f)
any Default under Section 8.1(r) of the Amended Credit Agreement arising pursuant to the failure of the Borrower to deliver any notice of a default or event of default arising pursuant to the occurrence of any Specified Note Document Default; and

(g)
any Default under the Amended Credit Agreement as a result of the Borrower taking any steps required by the Consent and Support Agreement, the Arrangement Agreement (under and as defined in the Consent and Support Agreement) or the Plan (under and as defined in the Consent and Support Agreement) in connection with the implementation of the Transaction; provided that such steps are not prohibited by, and are otherwise consistent with, the Consent and Support Agreement.

"Specified Note Document Defaults" means the occurrence of any one or more defaults or events of default under the Notes or the Note Purchase Agreements which are enumerated as item 1 as set forth in Part I of Schedule "C" to the Consent and Support Agreement or enumerated as items 1, 2, 3, 4 or 9 in Part II of Schedule "C" to the Consent and Support Agreement.
1.2.         Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
1.3.        The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4.         This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
2.            Amendments, Supplements and Acknowledgements
2.1          Further Drawdowns During Forbearance Period
(a)
The Borrower may, notwithstanding the existence of any Specified Default during the Forbearance Period, request and obtain Borrowings of Cdn. Prime Loans and U.S. Base Rate Loans subject to the satisfaction of the following conditions in respect of each Borrowing:

(i)	the Forbearance Period shall then be continuing on and as of the Drawdown Date in question; and

(ii)
except in respect of any Specified Default, satisfaction of the conditions in Section 7.2 of the Amended Credit Agreement, including, for certainty, that there shall be no Forbearance Terminating Event, Default or Event of Default which has occurred and is continuing or would result therefrom or exist immediately thereafter, provided that, for certainty, the Borrower shall not request or be entitled to request any Accommodation which results in the Borrowings of Loans exceeding, in the aggregate, Cdn. $180,000,000.
(b)
The conditions set forth above in this Section 2.1 are inserted for the sole benefit of the Lenders and the Agent and may be waived by all of the Lenders, in whole or in part (with or without terms or conditions) without prejudicing the right of the Lenders or the Agent at any time to assert such waived conditions in respect of any subsequent request for an Accommodation.

(c)
The Borrower hereby covenants to only request Accommodations and use Borrowings and proceeds thereof in compliance with the foregoing conditions and agree that the failure to do so shall constitute, and be deemed to constitute, an immediate Event of Default under the Amended Credit Agreement and other Loan Documents for all purposes thereof.

2.2. Notice of any Forbearance Terminating Event
The Borrower covenants and agrees to deliver to the Agent immediate written notice of the occurrence of any Forbearance Terminating Event.
2.3. Extension of Maturity Date
Section 1.1 of the Credit Agreement is hereby amended by deleting therefrom the definition of "Maturity Date" and substituting therefor the following:
"Maturity Date" means January 31, 2020.
2.4. Acknowledgements and Agreements of the Borrower
The Borrower hereby acknowledges, confirms and agrees that:

(a)	the Consent and Support Agreement sets forth all Specified Defaults that currently exist and which are anticipated to occur during the Forbearance Period;

(b)
the Specified Defaults set forth in Part I of Schedule "C" to the Consent and Support Agreement have occurred and are continuing and the Specified Defaults set forth in Part II of Schedule "C" to the Consent and Support Agreement may occur; and

(c)
upon the occurrence and during the continuance of any Specified Default in respect of the failure of the Borrower to pay any interest accruing on any Borrowing, any acceptance fee with respect to a Bankers' Acceptance, any issuance fee with respect to a Letter of Credit, any fronting fee with respect to a Fronted Letter of Credit or any standby fee, in each case, which was payable or accrued during the Interest and Fee Payment Deferral Period, such overdue amounts unpaid shall be subject to default interest in accordance with Section 5.6 of the Amended Credit Agreement for so long as such amounts remain unpaid.

3.           Forbearance
3.1          Forbearance
The Agent and the Lenders hereby agree to forbear from exercising any rights and remedies under the Amended Credit Agreement and other Loan Documents against the Loan Parties in respect of, but only in respect of, the Specified Defaults until the earlier of: (a) the Maturity Date; and (b) a Forbearance Terminating Event (the period from and including the date hereof to but excluding such earlier date, the "Forbearance Period"). Upon the occurrence of a Forbearance Terminating Event, the Lenders will be entitled to immediately terminate this Agreement and proceed to take such steps as they may deem under and pursuant to the Amended Credit Agreement and the other Loan Documents (and, for greater certainty, the rights of the Agent and the Lenders arising in respect of the Specified Defaults shall continue as if the forbearance in respect of the Specified Defaults pursuant to this Agreement had not been given and the Agent and each other Lenders may, if entitled to pursuant to and in accordance with the Amended Credit Agreement or any other Loan Documents, commence or continue with any legal or other realization proceedings to enforce the Loan Documents (or any of them) or accelerate payment of the Obligations (including without limitation, pursuant to section 10.2 of the Amended Credit Agreement)).
3.2          Release
In consideration of the agreement of the Agent and the Lenders to forbear and other provisions under this Agreement and for other good and valuable consideration (the receipt and adequacy of which are hereby acknowledged), the Borrower, on behalf of itself, its Subsidiaries and Affiliates and all of their respective officers, directors, employees, agents, successors and assigns and anyone claiming through or under them (collectively, the "Releasors"), do hereby release, remise and forever discharge the Agent and the Lenders (including their respective Affiliates, associates, holding bodies corporate and subsidiaries and all officers, directors, employees, agents, successors and assigns and anyone claiming through or under it) of and from any and all claims and demands of every nature and kind at law or in equity or under any statute, actions, causes of action, suits, debts, dues, sums of money, damages, losses, indemnities and costs, which the Releasors or any one or more of them now have or ever had, can, shall or may have in respect of or in any way arising out of or related to the dealings or transactions in respect of the Amended Credit Agreement, the Security, any other Loan Document, this Agreement, and any dealings with any of the Releasors relating to the Secured Obligations and the Security, prior to the date hereof except for any obligations arising out of or related to this Agreement (collectively, the "Released Claims"), provided that such Released Claims shall not include (a) any claims and demands to the extent they are determined by a court of competent jurisdiction by final and non-appealable judgement to have resulted from the gross negligence or wilful misconduct of the Agent or a Lender, or (b) any obligation of a Lender or Hedging

Affiliate to the Borrower arising in the ordinary course in respect of a Lender Swap Agreement. The releases granted under this Section 3.2 shall survive the termination of this Agreement.
3.3          Non-Waiver

(a)
For greater certainty, none of the Agent nor any of the Lenders has waived any existing or future Specified Default or any other existing or future Default or Event of Default, and nothing in this Agreement, and no delay on the part of the Agent or the Lenders in exercising or enforcing any of its rights or remedies under the Amended Credit Agreement, this Agreement, any other Loan Document or otherwise, shall constitute or be deemed to constitute a waiver of any Specified Default, or any other existing or future Default or Event of Default.

(b)
A waiver by the Agent and the Lenders of any default, breach or non-compliance under the Amended Credit Agreement, this Agreement or the other Loan Documents, in each case, is not effective unless in writing and signed by the Agent. No waiver will be inferred from or implied by any failure to act or delay in acting by the Agent and the Lenders in respect of any default, breach or non-observance, or by anything done or omitted to be done by the Borrower or any other Loan Party. Any waiver by the Agent of any default, breach or non-compliance under the Amended Credit Agreement, this Agreement or any other Loan Document, as the case may be, will not operate as a waiver of the Agent's or any Lender's rights under the Amended Credit Agreement, this Agreement or such other Loan Document, as the case may be, in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

4.            Representations and Warranties

  The Borrower hereby represents and warrants as follows to each Lender and the Agent and acknowledges and confirms that each Lender and the Agent is relying upon such representations and warranties:

(a)	Capacity, Power and Authority

(i)
It is duly amalgamated and is validly subsisting under the laws of the Province of Alberta and has all the requisite corporate capacity, power and authority to carry on its business as presently conducted and to own its property; and

(ii)	It has the requisite corporate capacity, power and authority to execute and deliver this Agreement.

(b)	Authorization; Enforceability

It has taken or caused to be taken all necessary action to authorize, and has duly executed and delivered, this Agreement, and this Agreement is a legal, valid and binding obligation of it enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, winding up, insolvency, moratorium or other laws of general application affecting the enforcement of creditors' rights generally and to the equitable and statutory powers of the courts having jurisdiction with respect thereto.

(c)	Compliance with Other Instruments

The execution, delivery and performance by the Borrower of this Agreement and the consummation of the transactions contemplated herein do not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of its articles, by-laws or other constating documents or any unanimous shareholder agreement relating to, the Borrower or of any law, regulation, judgment, decree or order binding on or applicable to the Borrower or to which its property is subject or either of the Note Purchase Agreements or of any other agreement, lease, licence, permit or other instrument to which the Borrower is a party or is otherwise bound or by which any of them benefits or to which any of their property is subject and do not require the licence, consent or approval of or advance notice to or advance filing with any governmental agency or regulatory authority.

(d)	Credit Agreement Representations and Warranties
Each of the representations and warranties of the Borrower set forth in Section 2.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof other than any representations and warranties which expressly speak of an earlier date, provided that, the representation and warranty contained in Section 2.1(l) shall be made without having regard to any Specified Default which has occurred and is continuing as at the date hereof.

(e)	No Default
Other than those Specified Defaults which have occurred and are continuing, no Default, Event of Default or Forbearance Terminating Event has occurred or is continuing or shall result from or exist immediately after the coming into effect of the amendments, supplements, agreements and acknowledgements to the Credit Agreement contemplated hereby.

(f)	Subsidiaries
The Borrower has no Subsidiaries other than 11636111 Canada Inc. and there are no Designated Subsidiaries.

(g)	Other Guarantees

No Subsidiary has provided any guarantee in favour of any of the holders of the Notes under the Note Purchase Agreements.
 The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' legal counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.
5.            Conditions Precedent
The amendments and supplements contained in Section 2 of this Agreement, and the forbearance provided for in Section 3 of this Agreement, shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:
(a)	the Agent (on behalf of the Lenders) shall have received a fully executed counterpart of the Borrower to this Agreement;

(b)
the Borrower, Cona and Lenders having the Equivalent Amount in Canadian Dollars of Borrowings, in aggregate, of more than thirty-three and one-third percent (33-1/3%) shall have executed and delivered their counterpart to the Consent and Support Agreement;

(c)	the Arrangement Agreement and the Plan shall be in form and substance satisfactory to the Agent and the Lenders;

(d)
Lenders' legal counsel and all other advisors to the Lenders and Lenders' legal counsel shall have been paid in full and in cash all then outstanding fees, disbursements and charged expenses of Lenders' legal counsel and such other advisors;

(e)
other than those Specified Defaults which have occurred and are continuing, no Forbearance Terminating Event, Default or Event of Default shall have occurred and be continuing or shall result from or exist immediately after the coming into effect of the amendments, supplements, agreements and acknowledgements to the Credit Agreement contained herein; and

(f)
each of the representations and warranties set forth in Section 4 hereof shall be true and correct in all respects both before and immediately after the coming into effect of the amendments, supplements, agreements and acknowledgements to the Credit Agreement contained herein, provided that, the representation and warranty contained in Section 2.1(l) shall be made without having regard to any Specified Default which has occurred and is continuing as at the date hereof.

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).
6.            Confirmation of Credit Agreement and other Loan Documents
The Credit Agreement and the other Loan Documents to which the Borrower is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Loan Documents to which the Borrower is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 5 hereof.
7.            Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as shall be reasonably required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.
8.            Enurement
This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.
9.            Time of Essence
Time shall be of the essence of this Agreement.

10.          Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

BORROWER:

PENGROWTH ENERGY CORPORATION

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Forbearance and Fourth Amending Agreement

LENDERS:

ROYAL BANK OF CANADA

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Forbearance and Fourth Amending Agreement

BANK OF MONTREAL

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:
Name:
Title:

Signature Page to the Forbearance and Fourth Amending Agreement

THE BANK OF NOVA SCOTIA

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Forbearance and Fourth Amending Agreement

CANADIAN IMPERIAL BANK OF COMMERCE

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Forbearance and Fourth Amending Agreement

THE TORONTO-DOMINION BANK

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Forbearance and Fourth Amending Agreement

NATIONAL BANK OF CANADA

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Forbearance and Fourth Amending Agreement

MUFG UNION BANK, N.A.

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Forbearance and Fourth Amending Agreement

ATB FINANCIAL

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Forbearance and Fourth Amending Agreement

SUMITOMO MITSUI BANKING CORPORATION, CANADA BRANCH

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:
Name:
Title:

Signature Page to the Forbearance and Fourth Amending Agreement

HSBC BANK CANADA

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Forbearance and Fourth Amending Agreement

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Forbearance and Fourth Amending Agreement

AGENT:

ROYAL BANK OF CANADA, in its capacity as Agent

By:	[SIGNATURE REDACTED]
Name:	[NAME REDACTED]
Title:	[TITLE REDACTED]

Signature Page to the Forbearance and Fourth Amending Agreement